UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on share buyback program

—

Rio de Janeiro, August 04, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the material fact disclosed on July 28, 2023, informs that its Board of Directors, in a meeting held yesterday, approved a Share Buyback Program for Shares Issued by Petrobras (Buyback Program), to remain in treasury and subsequent cancellation, without reducing the share capital. The Buyback Program will cover only preferred shares and will be carried out in the context of the current Shareholder Remuneration Policy.

Additional information of this transaction, as required by Appendix G of CVM Resolution 80/22, is attached hereto.

Appendix G of CVM Resolution 80/22

1-Justify in detail the purpose and the expected economic effects of the transaction

The purpose of the Share Buyback Program is to acquire preferred shares issued by the Company, to be held in treasury with subsequent cancellation, without reducing the share capital.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

No material financial impact are expected from the Buyback Program, considering the amount of preferred shares issued by the Company to be acquired through the Buyback Program (up to 157,8 million preferred shares equivalent to approximately 3.5% of the total outstanding preferred shares) and the financial amount to be spent, which will not lead to material accounting effects on the Company's equity.

2- Inform the number of shares (i) outstanding and (ii) already held in treasury

(i) outstanding: 3,701,760,571 ordinary shares and 4,566,511,125 preferred shares;

(ii) in treasury: the Company has 295,669 treasury shares, of which 222,760 are ordinary and 72,909 are preferred.

3- Inform the number of shares that may be acquired or disposed of.

Up to 157,8 million preferred shares, representing about 3.5% of the free float of preferred shares.

4- Describe the main characteristics of the derivative instruments that the company will use, if any.

Not applicable. The Company will not use derivative instruments in the transaction.

5- Describe, if any, any existing voting agreements or guidelines between the company and the counterparty to the transactions

Not applicable. The acquisitions of preferred shares issued by Petrobras will be carried out at B3 S.A. - Brasil, Bolsa, Balcão (B3).

6. In the event of transactions carried out outside organized securities markets, please inform: a. the maximum (minimum) price at which the shares will be acquired (disposed of); and b. if applicable, the reasons justifying the realization of the transaction at prices more than 10% (ten percent) higher, in the case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average of the quotation, weighted by volume, in the previous 10 (ten) trading sessions

Not applicable. The shares will be acquired exclusively in B3, at market price.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company

Petrobras has a defined shareholding control and the program contemplates only preferred shares, which does not impact the composition of its shareholding control and the Company's administrative structure.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the applicable accounting rules, also provide the information required by art. 9o of CVM Resolution No. 81

Transactions will be carried out in B3 and it will not be possible to identify the counterparties.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

9. Indicate the destination of the funds received, if any.

The shares will be placed in treasury for later cancellation.

10. Indicate the maximum time limit for the settlement of authorized transactions

Maximum term of 12 months (starting on 08.04.2023 and ending on 08.04.2024). Petrobras' Executive Board will be entitled to define the opportunity and the number of preferred shares to be effectively acquired, subject to the limit authorized for the transaction.

11. Identify institutions that could act as intermediaries

Bradesco S.A. Corretora De Títulos E Valores Mobiliários

Btg Pactual Corretora De Títulos E Valores Mobiliários S.A.

Citigroup Global Markets Brasil Corretora De Câmbio Títulos E Valores Mobiliários S.A.

Goldman Sachs Do Brasil Corretora De Títulos E Valores Mobiliários S.A.

Itaú Corretora De Valores S.A.

J.P. Morgan Corretora De Câmbio E Valores Mobiliários S.A.

Merrill Lynch S.A. Corretora De Títulos E Valores Mobiliários

Morgan Stanley Corretora De Títulos E Valores Mobiliários S.A.

Safra Corretora De Valores E Cambio Ltda

Santander Corretora De Câmbio E Valores S.A.

UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.

XP Investimentos Corretora De Câmbio, Títulos E Valores Mobiliários S.A.

12. Specify the available funds to be used, pursuant to art. 8o, § 1o, of CVM Resolution No. 77, of March 29, 2022

The acquisition of preferred shares issued by Petrobras may be carried out with the result already realized for the fiscal year in progress and with accounting reserves, subject to the prohibitions provided for in art. 8, § 1, item 1 of CVM Resolution No. 77/2022.

13. Specify the reasons why the members of the board of directors are confident that the repurchase of shares will not jeopardize the fulfillment of the obligations to creditors nor the payment of mandatory dividends, fixed or minimum

The funds to be used in the Buyback Program will come from those calculated for distribution to shareholders under the current Shareholders Remuneration Policy. Petrobras seeks, through this Policy, to ensure its continuity and financial sustainability in the short, medium and long terms and to provide predictability to the flow of payments of remuneration to shareholders. Consequently, the payment of remuneration to shareholders (including share buybacks) shall not compromise the Company's short, medium and long-term financial sustainability.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 04, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer